

June 28, 2010

Mike Murphy
President
MK Automotive, Inc.
5833 West Tropicana Avenue
Las Vegas, Nevada 89103

> **Re: MK Automotive, Inc.**
> **Form 10**
> **Filed June 21, 2010**
> **File No. 000-53911**

Dear Mr. Murphy:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Amanda Ravitz
Branch Chief – Legal